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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06557                                                             November 18, 2005
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      STI CLASSIC FUNDS
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4. Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road, Columbus, Ohio 43219-8001
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

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of STI Classic Funds' (consisting of Aggressive Growth Stock Fund, Balanced Fund, Capital Appreciation Fund, Emerging Growth Stock Fund, Large Cap Relative Value Fund, Large Cap Value Equity Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Life Vision Target Date 2015 Fund, Life Vision Target Date 2025 Fund, Life Vision Target Date 2035 Fund, Mid-Cap Equity Fund, Mid-Cap Value Equity Fund, Quality Growth Stock Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Strategic Quantitative Equity Fund, Classic Institutional Short-Term Bond Fund, Core Bond Fund, Florida Tax-Exempt Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, High Quality Bond Fund, Intermediate Bond Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited Duration Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, North Carolina Tax-Exempt Bond Fund, Seix High Yield Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, Total Return Bond Fund, Ultra-Short Bond Fund, U.S. Government Securities Fund, U.S. Government Securities Ultra-Short Bond Fund, Virginia Intermediate Municipal Bond Fund, Virginia Municipal Bond Fund, Classic Institutional Cash Management Money Market Fund, Classic Institutional Municipal Cash Reserve Money Market Fund, Classic Institutional U.S. Government Securities Money Market Fund, Classic Institutional U.S. Treasury Securities Money Market Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund and Virginia Tax-Free Money Market Fund separately managed portfolios of the STI Classic Funds) (collectively referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 18, 2005, and from October 28, 2005 through November 18, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 18, 2005, and from October 28, 2005 through November 18, 2005, with respect to securities reflected in the investment account of the Funds.

STI Classic Funds November 18, 2005


/s/ R. Jeffrey Young
-------------------------------------
R. Jeffrey Young
President


/s/ Joel B. Engle
-------------------------------------
Joel B. Engle
Treasurer and Chief Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
STI Classic Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about STI Classic Funds' (consisting of Aggressive Growth Stock Fund, Balanced Fund, Capital Appreciation Fund, Emerging Growth Stock Fund, Large Cap Relative Value Fund, Large Cap Value Equity Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Life Vision Target Date 2015 Fund, Life Vision Target Date 2025 Fund, Life Vision Target Date 2035 Fund, Mid-Cap Equity Fund, Mid-Cap Value Equity Fund, Quality Growth Stock Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Strategic Quantitative Equity Fund, Classic Institutional Short-Term Bond Fund, Core Bond Fund, Florida Tax-Exempt Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, High Quality Bond Fund, Intermediate Bond Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited Duration Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, North Carolina Tax-Exempt Bond Fund, Seix High Yield Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, Total Return Bond Fund, Ultra-Short Bond Fund, U.S. Government Securities Fund, U.S. Government Securities Ultra-Short Bond Fund, Virginia Intermediate Municipal Bond Fund, Virginia Municipal Bond Fund, Classic Institutional Cash Management Money Market Fund, Classic Institutional Municipal Cash Reserve Money Market Fund, Classic Institutional U.S. Government Securities Money Market Fund, Classic Institutional U.S. Treasury Securities Money Market Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund and Virginia Tax-Free Money Market Fund separately managed portfolios of the STI Classic Funds) (collectively referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 18, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 18, 2005, and with respect to agreement of security purchases and sales, for the period from October 28, 2005 (the date of our last examination), through November 18, 2005:

- For all securities shown on the safekeeping reports of SunTrust Bank as of November 18, 2005 which were designated as being held in book entry form by depositories (which were limited to securities owned by the Funds), we confirmed the omnibus positions in all such securities with those depositories (Federal Reserve Bank and the Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank designated as being held by those depositories, obtained a detailed account listing of all SunTrust accounts holding the security selected in our sample and (1) agreed SunTrust's total position in the selected security per the detailed listing to the omnibus position in the selected security per the depository and (2) agreed the fund's position in the selected security per the detailed account listing to the safekeeping reports.

- For all investments shown on the safekeeping reports of SunTrust Bank for the Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Life Vision Target Date 2015 Fund, Life Vision Target Date 2025 Fund and Life Vision Target Date 2035 Fund as of November 18, 2005 which were designated as being held by the transfer agent, we confirmed a selection of the investments with the transfer agent.

- For all securities shown on the safekeeping reports of SunTrust Bank as of November 18, 2005 which were designated as being held by Brown Brothers Harriman and Bank of America, we confirmed all such securities with those institutions.

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Reconciliation of all such securities to the books and records of the Funds and SunTrust Bank;

- We confirmed all repurchase agreements shown on the books and records of the Funds as of November 18, 2005 with brokers, noting agreement of quantity and description.

- Agreement of 147 security purchases and 149 security sales or maturities since our last report from the books and records of the Funds to broker confirmations;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 18, 2005 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 25, 2007